Mail Stop 3720

May 11, 2007

<u>Via U.S. Mail</u>

Mr. Trond Ø. Westlie
Chief Financial Officer
Telenor ASA
Snarøyveien 30
N-1331 Fornebu
Norway

      RE: Telenor ASA
              Form 20-F for the Year ended December 31, 2005
              Filed April 6, 2006
              File No. 000-31054

Dear Mr. Westlie:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director